Exhibit 99.1

NEWS RELEASE

OLYMPUS DELIVERS INCREASED GOLD PRODUCTION AT BONG MIEU

Toronto, May 7, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce that the Company has completed the commissioning of the plant modifications at the Bong Mieu Gold Plant allowing the company to begin ramping up its production profile.

Results from the new plant modifications have delivered above expectations. April production at Bong Mieu has increased more than 250% compared to the monthly averages achieved in 2008. The table below illustrates production results for the Bong Mieu Gold Plant from January through to April 2009.

Production Statistics
	2009
	Jan	Feb	Mar	Apr
Gold Produced (ounces)	917	762	1,013	2,494
Mill Feed/Ore Treated (tonnes)	12,687	11,972	12,918	12,369
Mill Head Grade (grams/tonne)	4.4	3.5	4.2	9.1

Mr. Charles Barclay, Chief Operating Officer said that we are now confident our plant can continue to deliver at and above these levels achieving the Company’s objective of becoming cash flow positive this quarter. Mr Barclay continued to say the plant modifications were completed ahead of schedule and below budget.

The Bong Mieu Gold Plant modifications represent the first phase of the Company’s plans to expand production over the next four years to some 150,000 to 190,000 ounces of gold on an annualized basis.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. The Company is committed to its vision of producing gold from its reserves and making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

David A. Seton,
Chairman and Chief Executive Officer

James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.